THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should immediately consult your independent professional adviser authorised under the Financial Services and Markets Act 2000. If you have sold or otherwise transferred all of your shares in Liberty International, please send this Circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee. If you sell or have sold or otherwise transferred only part of your holding of existing shares please consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

Your attention is drawn to Parts II and III of this Circular which set out and describe certain implications of Liberty International converting to a REIT for tax purposes that shareholders should consider carefully when deciding whether or not to vote in favour of the Resolution to be proposed at the Extraordinary General Meeting referred to below.

082-34722

Circular to shareholders

LIBERTY INTERNATIONAL

Liberty International PLC

(incorporated and registered in England and Wales under the Companies Act 1985 with registered number 3685527)

Proposal to amend the Articles of Association as part of the proposed conversion to a Real Estate Investment Trust (a "REIT")

Notice of Extraordinary General Meeting

Your attention is drawn to the letter from the Chairman of Liberty International which is set out in Part I of this Circular and which contains the Directors' recommendation to you to vote in favour of the Resolution to be proposed at the Extraordinary General Meeting. Your attention is also drawn to the "Action to be taken" section in Part V of this Circular.

Notice of the Extraordinary General Meeting of the Company to be held at 40 Broadway, London SW1H 0BT, United Kingdom at 11.00 a.m. on 18 December 2006 is set out at the end of this Circular. Shareholders will find enclosed with this Circular a form of proxy for use in connection with the Extraordinary General Meeting. To be valid, forms of proxy should be returned no later than 48 hours prior to the meeting.

Shareholders registered on the United Kingdom section of the register must return their form of proxy by post, courier or (during normal business hours only) by hand, to Capita Registrars at The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, or electronically via the registrar's website, www.capitaregistrars.com. UK shareholders holding their shares in CREST may appoint a proxy by completing and transmitting a CREST proxy instruction to Capita Registrars, (CREST participant ID RA10).

Shareholders registered on the South African section of the register must return their form of proxy by post, courier or (during normal business hours only) by hand, to Computershare Investor Services 2004 (Pty) Ltd, 70 Marshall Street, Johannesburg, 2001, South Africa (postal address: PO Box 61051, Marshalltown 2107, South Africa), unless the shares are held through a Central Securities Depositary Participant (CSDP) or a broker, in which case the proxy voting instruction is to be provided to the CSDP or broker (as applicable).

The return of a completed form of proxy or CREST proxy instruction will not preclude you from attending the Extraordinary General Meeting and voting in person if you wish to do so.

dlo 11/29

Contents

Timetable of principal events

All times shown in this Circular are London times unless otherwise stated.

Posting of Circular	22 November 2006
Latest time and date for receipt by registrar of form of proxy	11.00 a.m. on 16 December 2006
Extraordinary General Meeting	11.00 a.m. on 18 December 2006
Expected date of conversion to a REIT	1 January 2007

Forward-looking statements

This Circular includes statements that are forward-looking in nature. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Liberty International PLC to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Part I – Letter from the Chairman of Liberty International

Directors:

Sir Robert Finch, Chairman
D.A. Fischel, Chief Executive
A.C. Smith, Finance Director
J.G. Abel
R.W.T. Buchanan
D.P.H. Burgess MBE
R.M. Cable
K.E. Chaldecott
G.J. Gordon (alternate: R.M. Gordon)
I.D. Hawksworth
I.J. Henderson CBE
L. James CBE
M. Rapp
R. Rowley
N. Sachdev

Liberty International PLC
(Registered in England No 3685527)

Registered Office:
40 Broadway
London
SW1H 0BT

22 November 2006

To shareholders and, for information only, to the holders of options under the Company's share option schemes and to the trustee of the 3.95 per cent. convertible bonds due 2010.

Dear Shareholder

Proposal to amend the Articles of Association as part of the proposed conversion to a Real Estate Investment Trust

1. Introduction

I am writing to you to present proposals for Liberty International to amend its Articles of Association (**"Articles"**) as part of its proposed conversion to a Real Estate Investment Trust (a **"REIT"**). This Circular follows the enactment of the relevant tax legislation in this summer's Finance Act and explains the background to the proposed conversion, the proposed amendments to our Articles and the reasons why the Board thinks that they are in the best interests of shareholders as a whole. Set out at the end of this Circular is a notice convening the Extraordinary General Meeting, which will be held at 40 Broadway, London SW1H 0BT, United Kingdom at 11.00 a.m. on 18 December 2006, to approve the proposals. A form of proxy to enable you to vote on the Resolution should you be unable to attend the meeting is also enclosed.

As many of you will know, a REIT is a company or group that invests in property and enjoys a measure of protection from corporation tax in return for an obligation to distribute a significant amount of the REIT's cash flows to shareholders. In various forms, REITs are increasingly becoming the predominant listed property vehicle in many of the major jurisdictions around the world. The United States, Australia and Holland have long had their own form of REIT and latterly REIT structures have been adopted in both Asia (Japan, Korea, Singapore and Hong Kong) and in Europe (Belgium and France). Legislation is also well advanced in Germany and Italy for the creation of their own REIT model.

The Directors of Liberty International are therefore pleased that after many years of discussion the United Kingdom Government has enacted the necessary legislation to introduce REITs in the UK. The basic structure of a REIT is provided for in Part 4 of the Finance Act 2006 and related regulations (the **"REIT regime"**) and explained in Part II of this Circular, including the conditions which must be satisfied to be eligible to be a REIT. As a REIT, the Liberty International Group will no longer pay UK direct taxes on the income and capital gains from its qualifying property rental business in the UK (together with any overseas qualifying property rental business carried on by UK resident Group companies, the **"Tax Exempt Business"**). The Tax Exempt Business is currently expected to amount to around 90 per cent. of Liberty International's aggregate business.

Whilst throughout this Circular we refer to the "conversion" of Liberty International to a REIT, shareholders should be aware that such "conversion" is simply an election by the Company for the Group to be taxed under a particular regime. There will be no change to Liberty International's legal status or to its current listings on the London and Johannesburg stock exchanges.

The Board proposes to convert the Liberty International Group to a REIT in order to benefit from the REIT regime. The amendments proposed to be made to the Company's Articles are required for the Company to be confident that it will not become subject to certain additional tax charges provided for under the REIT regime. If these amendments are not approved by shareholders, the Board will not convert the Group into a REIT.

This Circular has been prepared on the basis of the Board's current expectation as to how the legislation and guidance on the REIT regime will be finalised. At the time of writing, the detailed guidance on the REIT regime has not yet been finalised by HM Revenue & Customs (**"HMRC"**). The Board will review the guidance when it is finalised, which is expected before the end of the year. The Board will not proceed with conversion to a REIT if, contrary to expectations, there are, or are expected to be, material implications that it considers would be adverse for the Company or would have materially different consequences from those described in this Circular. Subject to this, the Board expects to convert the Liberty International Group to a REIT with effect from 1 January 2007.

2. Financial implications for Liberty International of converting to a REIT

The principle underlying the REIT regime is that, in return for profits of Liberty International Group's Tax Exempt Business not being taxed, a dividend from this business will generally be taxed in the hands of shareholders as if it was rental income. However in the case of South African resident shareholders it will continue to be taxed as a foreign dividend (see Part III section 3.3). The Liberty International Group will remain liable for tax on its profits from other activities.

Overall, the amount of tax paid, whether by the Company or the shareholders, should reduce as a result of the conversion to a REIT. This saving in tax will be partly offset by the interest expense resulting from payment of the entry charge on conversion to a REIT which has been set at 2 per cent. of the aggregate market value of qualifying properties at the time of conversion. Based on the valuations at 30 June 2006, and the £421 million Covent Garden acquisition in August 2006, the entry charge for Liberty International would amount to around £146 million, resulting in a one-time reduction in adjusted net assets per share of 41p and, at current interest rates, an annual interest charge of approximately £8.0 million (2.4p per share). The amount of the entry charge will however depend on any further acquisitions or disposals of properties and the valuations at the date of conversion.

In terms of the balance sheet, the exemption from taxation of the Tax Exempt Business will mean that the provision for deferred tax on UK property revaluation surpluses and capital allowances (amounting to £930 million at 30 June 2006) will no longer be required. This will remove substantially all of the difference between the basic net assets per share of 966p at 30 June 2006, calculated from the balance sheet prepared under International Financial Reporting Standards, and the net assets per share (diluted, adjusted*), the standard property industry measure, of 1268p at 30 June 2006.

*Adjusted for deferred tax in respect of revaluation surpluses and capital allowances, fair value movements on interest rate hedges, net of tax, and valuation surpluses on trading properties, in accordance with UK property industry practice.

3. Dividends

One requirement of the REIT regime is that a REIT must distribute to shareholders by way of a dividend at least 90 per cent. of the profits from its Tax Exempt Business in the form of a Property Income Distribution (**"PID"**). Any further distribution will be designated as a PID or ordinary dividend (**"Non-PID Dividend"**) at the Company's option. A PID will generally be subject to withholding tax at the basic rate of UK income tax, currently 22 per cent. Non-PID Dividends will be taxed in the same way as dividends paid prior to entry into the REIT regime.

Liberty International's final dividend for 2006 is expected to be paid in May 2007 as an ordinary dividend with no PID element. Dividends for 2007, starting with the interim normally paid in September, are expected to be a combination of PID and Non-PID Dividend.

Under the REIT regime, the minimum distribution requirement is determined after taking account of tax deductions such as capital allowances arising from a REIT's capital expenditure. The level of Liberty International's recent dividend distributions has been around one and a half times the amount which would have been required to meet the minimum distribution requirement. The Directors therefore expect a proportion of the annual dividend to be payable as a Non-PID Dividend which will not be subject to the 22 per cent. withholding tax.

To date, the Board has pursued a progressive dividend policy distributing substantially all of the Liberty International Group's recurring income. The Directors intend to continue a relatively full and progressive dividend policy and expect the dividend for 2007 to include an extra increase out of the net savings from conversion to a REIT. As a result, dividends are expected to be higher than they would be if Liberty International does not convert to a REIT.

4. Benefits to Liberty International of converting to a REIT

The principal benefits for Liberty International of converting to a REIT are:

- greater flexibility in asset management decisions, without tax being a constraining factor;
- tax transparency for shareholders and the removal of the tax inefficiencies of the current structure. These inefficiencies particularly disadvantage UK tax exempt institutions;
- a globally recognised structure as a REIT, which should broaden the potential investor base; and
- elimination of the current contingent taxation on unrealised UK capital gains in exchange for the payment of the entry charge.

5. International activities

Conversion to a REIT will have no tax implications for Liberty International's international activities, which are predominantly in the USA.

6. Proposed changes to Liberty International's Articles

Under the REIT regime, a tax charge may be levied if Liberty International makes a distribution to a company which is beneficially entitled (directly or indirectly) to 10 per cent. or more of the shares or dividends of Liberty International or controls (directly or indirectly) 10 per cent. or more of the voting rights of Liberty International unless Liberty International has taken reasonable steps to avoid such a distribution being paid. The amendments proposed to be made to the Articles are intended to give the Board the powers it needs in order to be able to demonstrate to HMRC that such "reasonable steps" have been taken. The proposed changes are consistent with the draft guidance published by HMRC and would take effect from the date Liberty International becomes a REIT. A more detailed explanation of the proposed changes to the Articles is set out at Part IV of this Circular and the text of the proposed new Article is set out in full at Part VI.

7. Employee share schemes

It is not anticipated that the conversion to a REIT will have any adverse impact on the rights of employees under the Company's employee share schemes. Participants will receive a separate communication explaining the position.

8. Extraordinary General Meeting

An Extraordinary General Meeting of Liberty International will be held at 40 Broadway, London SW1H 0BT, United Kingdom at 11.00 a.m. on 18 December 2006 for the purpose of approving the amendments to the Articles. You will find enclosed with this Circular a form of proxy for use in connection with the Extraordinary General Meeting. Further details on the Extraordinary General Meeting and the actions shareholders should take are set out in Part V of this Circular.

Your attention is drawn to the further information set out in Parts II to VII of this Circular.

If the Resolution to be proposed at the Extraordinary General Meeting is passed and the HMRC guidance is finalised, or is expected at the time to be finalised in line with the Directors' expectations, the Directors intend to make all necessary notifications to HMRC in order to enable Liberty International to convert to a REIT with effect from 1 January 2007.

9. Recommendation

The Board considers the Resolution to be in the best interests of the Company and its shareholders as a whole and recommends that shareholders vote in favour of the Resolution, as the Directors intend to do in respect of their own shareholdings (beneficial or otherwise), totalling approximately 2,304,710 shares. Further, shareholders holding a total of 69,807,236 shares have already indicated to the Board that they intend to vote in favour of the Resolution.

Yours sincerely

Sir Robert Finch
Chairman

Part II – The REIT regime

The following paragraphs are intended as a general guide only and constitute a summary of the Board's understanding of current UK law and HMRC practice, each of which is subject to change, possibly with retrospective effect. This summary does not constitute advice. The following paragraphs have been prepared on the basis of the Board's current expectation as to how the legislation and guidance on the REIT regime will be finalised. As at the date of this Circular, the detailed guidance on the REIT regime has not yet been finalised by HMRC and is therefore subject to change. Changes to the draft guidance could change the position described below.

1. Overview

Currently, investing in property through a corporate investment vehicle (such as Liberty International) has the disadvantage that, in comparison with a direct investment in property assets, some categories of shareholders effectively suffer tax twice on the same income – first, indirectly, when a Group pays UK direct tax on its profits and gains, and secondly, directly when a shareholder receives a dividend. Non-tax paying entities suffer tax indirectly when investing through a corporate vehicle that is not a REIT in a manner they may not suffer if they were to invest directly in the property assets.

As a REIT, the qualifying property rental business of UK resident Liberty International Group companies and the qualifying property rental business in the UK of non-UK resident Liberty International Group companies (the **"Tax Exempt Business"**) would no longer suffer UK direct taxes on income and capital gains, provided that certain conditions are satisfied. Instead, distributions in respect of the Tax Exempt Business will generally be taxable in the hands of shareholders as UK property income-Part III of this Circular contains further detail on the UK and South African tax treatment of shareholders after entry into the REIT regime. However, taxes will still be payable in the normal way in respect of income and gains from the Liberty International Group's business not included in the Tax Exempt Business (the **"Residual Business"**).

Within the REIT regime, a Group's qualifying property rental business will be treated as a separate business for UK corporation tax purposes from the Group's remaining business and a loss incurred by the qualifying property rental business cannot be set off against profits of the remaining business (and vice versa).

The principal company of a REIT will be required to distribute to shareholders (by way of dividend), on or before the filing date for the principal company's tax return for the accounting period in question, at least 90 per cent. of the taxable profits (excluding capital gains) of the Tax Exempt Business arising in each accounting period. Failure to meet this requirement will result in a tax charge calculated by reference to the extent of the failure, although this charge can be avoided if an additional dividend is paid within a specified period which brings the amount of profits distributed up to the required level.

A dividend received by a shareholder of a company in respect of profits and gains of the Tax Exempt Business is referred to in this Circular as a **"Property Income Distribution"** or **"PID"**. Any other dividend received by the shareholder derived from the remainder of the business will be referred to as a **"Non-PID Dividend".**

The treatment of a dividend paid by the principal company in a Group in the first year after it becomes a REIT will depend on whether it is paid out of profits that existed before or after the Group became a REIT. For example, where the principal company of a Group converts to a REIT on 1 January 2007 and declares and pays a final dividend in respect of 2006 before the interim results for the period to 30 June 2007 are published, that final dividend would be paid entirely out of profits earned before the Group became a REIT and will therefore be a Non-PID Dividend. A dividend declared and paid later in 2007 may be paid partly out of profits earned prior to the Group becoming a REIT and partly out of profits earned subsequently and may therefore comprise partly a PID and partly a Non-PID Dividend. Liberty International will provide shareholders with a certificate setting out how much of their dividend is a PID and how much is a Non-PID Dividend. The Directors expect the first dividend following conversion to a REIT to be the final dividend in respect of the accounting period ending 31 December 2006, and to be a Non-PID Dividend.

Subject to certain exceptions, PIDs will be subject to withholding tax at the basic rate of income tax (currently 22 per cent.). Further details of the UK and South African tax treatment of PIDs after entry into the REIT regime are contained in Part III of this Circular.

2. Qualification as a REIT

A Group converts to a REIT by the principal company in a Group serving notice on HMRC that it wishes the Group to become a REIT. In order to qualify as a REIT, the principal company and the Group must satisfy certain conditions set out in the Finance Act 2006. A summary of the material conditions is set out below. Broadly, the principal company must satisfy the conditions set out in paragraphs 2.1, 2.2, 2.3 and 2.4 below and the property rental business of the Group must satisfy the conditions set out in paragraph 2.5.

2.1 Company conditions

The principal company must:

2.1.1 be solely UK tax-resident;

2.1.2 not be an open-ended investment company (an OEIC);

2.1.3 have its ordinary shares listed on a recognised stock exchange (such as the London Stock Exchange); and

2.1.4 not (apart from in one exceptional circumstance) be a "close company" (as defined in Section 414 of the Income and Corporation Taxes Act 1988 (**"ICTA"**) as amended by Section 106(6) of the Finance Act 2006) (the **"close company condition"**). In summary, the close company condition amounts to a requirement that not less than 35 per cent. of the principal company's shares are beneficially held by the public and for this purpose the 'public' excludes directors of the principal company and certain of their associates, and shareholders who, alone or together with certain associates, control more than 5 per cent. of the principal company's share capital.

Breach of either of conditions 2.1.1 or 2.1.2 would result in immediate loss of REIT status. Breach of condition 2.1.3 is only permitted as a result of a takeover of the company by another REIT, and would otherwise result in immediate loss of REIT status. Breach of condition 2.1.4 is only permitted as a result of actions by someone other than the company (in which case it must be rectified by the end of the following accounting period) or as a result of a takeover of the company by another REIT, and would otherwise result in immediate loss of REIT status.

Liberty International currently meets all of the conditions listed above.

2.2 Share capital restrictions

The principal company must have only one class of ordinary share in issue and the only other shares it may issue are non-voting fixed rate preference shares. Breach of this condition would result in immediate loss of REIT status.

Liberty International currently meets this condition.

2.3 Interest restrictions

The principal company must not be party to any loan in respect of which the lender is entitled to interest which exceeds a reasonable commercial return on the consideration lent or where the interest depends to any extent on the results of any of its business or on the value of any of its assets. In addition, the amount repayable must either not exceed the amount lent or must be reasonably comparable with the amount generally repayable (in respect of an equal amount lent) under the terms of issue of securities listed on a recognised stock exchange. Breach of this condition would result in immediate loss of REIT status.

Liberty International currently meets this condition.

2.4 Financial Statements

The principal company must prepare additional financial statements (**"Financial Statements"**) which must contain the information about the Group's qualifying property rental business, the Group's remaining business and the Tax Exempt Business separately. The REIT regime specifies the information to be included and the basis of preparation of these Financial Statements.

2.5 Property rental business conditions

A Group's property rental business must satisfy the conditions summarised in 2.5.1 to 2.5.3 below making it a qualifying property rental business, which must then satisfy the 90 per cent. distribution test, the 75 per cent. profits test and the 75 per cent assets test, summarised in 2.5.4 to 2.5.6 below, to benefit from the REIT regime:

2.5.1 the property rental business must throughout the accounting period involve at least three properties (a property is defined as one rental unit, so for example each shop within a shopping centre counts as a separate property);

2.5.2 throughout the accounting period no one property may represent more than 40 per cent. of the total value of all the properties within the property rental business. Assets must be valued in accordance with International Accounting Standards and at fair value when International Accounting Standards offer a choice between a cost basis and a fair value basis;

2.5.3 treating all Group companies as a single company, the property rental business must not include any property which is classified as owner-occupied in accordance with generally accepted accounting practice;

2.5.4 at least 90 per cent. of the amounts shown in the Financial Statements of a Group as taxable profits (excluding capital gains) of the Tax Exempt Business in the accounting period must be distributed to shareholders of the principal company of the REIT in the form of a PID on or before the filing date for the principal company's tax return for the accounting period (the **"90 per cent. distribution test"**). This Condition 2.5.4 is disregarded to the extent compliance would be unlawful under company law;

2.5.5 the profits arising from the qualifying property rental business must represent at least 75 per cent. of the total profits for the accounting period (the **"75 per cent. profits test"**). Profits for this purpose means profits calculated in accordance with International Accounting Standards, before deduction of tax and excluding realised and unrealised gains and losses on the disposal of property and certain exceptional items; and

2.5.6 at the beginning of the accounting period the value of the properties in the qualifying property rental business must represent at least 75 per cent. of the total value of assets held by a Group (the **"75 per cent. assets test"**). Assets must be valued in accordance with International Accounting Standards and at fair value where International Accounting Standards offer a choice of valuation between cost basis and fair value and in applying this test no account is to be taken of liabilities secured against or otherwise relating to assets (whether generally or specifically).

Conditions 2.5.1 and 2.5.2 must be met throughout each accounting period. A breach of either of conditions 2.5.1 or 2.5.2 would need to be rectified by the end of the accounting period following that in which the breach occurs and only persistent failure would result in loss of REIT status. The draft HMRC guidance indicates that HMRC interprets condition 2.5.3 as operating to exclude owner-occupied property from the qualifying property rental business rather than resulting in a loss of REIT status per se.

Condition 2.5.4 must be met in respect of each accounting period. Breach of this condition would result in a tax penalty equal to the shortfall in profits in the Tax Exempt Business distributed (calculated using the standard rate of corporation tax, currently 30 per cent.). No tax penalty would however be due if the principal company declares and pays an additional dividend covering the shortfall within three months following the date on which the taxable profits of the Tax Exempt Business can no longer be altered.

Conditions 2.5.5 and 2.5.6 are known as the "Balance of Business Conditions" and failure to comply with either of them would result in immediate loss of REIT status only if the breach is material (i.e. the result for either condition 2.5.5 or 2.5.6 is below 50 per cent.) or if the breach is persistent.

Liberty International currently expects to meet each of the conditions listed above.

3. Effect of becoming a REIT

3.1 Entry charge

Each Group company that carries on Tax Exempt Business will be liable to pay an entry charge broadly equal to 2 per cent. of the aggregate market value of the properties involved in that business.

There is no equivalent entry charge if a Group company buys a property after entering the REIT regime. However, if a Group were to acquire a company that is not a REIT, a similar entry charge will apply in respect of the property owned by the acquired company (see also paragraph 3.13 below).

The entry charge that Liberty International will pay on entry to the REIT regime will depend upon the market value of its property investments on the date of conversion. Based on the most recent valuations at 30 June 2006 and the £421 million Covent Garden acquisition in August 2006, the entry charge for Liberty International would amount to approximately £146 million. The actual entry charge for Liberty International will be adjusted for property revaluations, acquisitions and disposals up to the date of conversion.

3.2 Tax savings by a REIT group

As a REIT, a Group will not pay UK direct tax on profits and gains from its Tax Exempt Business. Taxes will still apply in the normal way in respect of its Residual Business which includes certain trading activities, incidental letting in relation to property trades, some intra-group letting of property, letting of administrative property which is temporarily surplus to requirements and certain income such as dividends from other UK REITs. Corporation tax could also be payable were a Group company (as opposed to property involved in the Tax Exempt Business) to be sold. A Group would also continue to pay indirect taxes such as VAT, stamp duty land tax, stamp duty and payroll taxes (such as national insurance) as well as foreign tax on its foreign activities in the normal way.

3.3 The "10 per cent. rule"

The principal company of a REIT may become subject to an additional tax charge if it pays a dividend to or in respect of a company beneficially entitled, directly or indirectly, to 10 per cent. or more of the principal company's dividends or share capital or that controls, directly or indirectly, 10 per cent. or more of the voting rights in the principal company. Shareholders should note that this restriction only applies to shareholders that are companies for the purposes of Section 832(1) ICTA and to certain entities which are deemed to be bodies corporate for the purposes of overseas jurisdictions with which the UK has a double taxation agreement or for the purposes of such double tax agreements. Draft HMRC guidance states that this does not apply to nominees.

This tax charge will not be incurred if the principal company has taken reasonable steps to avoid paying dividends to such a shareholder. Draft HMRC guidance describes certain actions that might be taken to show it has taken such reasonable steps. One of these actions is to include restrictive provisions in the principal company's articles of association to address this requirement. The proposed amendments to the Articles are consistent with the provisions described in the draft HMRC guidance.

At the current time Liberty International does not have any single shareholder with a holding of 10 per cent. or more for the purposes of this rule.

3.4 Dividends

The dividends paid by the principal company of a REIT in respect of an accounting period will be attributed: (i) first, to the extent necessary to satisfy the 90 per cent. distribution test; (ii) secondly, to the extent determined by the REIT, to a Non-PID Dividend; (iii) thirdly to a further PID from the Tax Exempt Business; (iv) fourthly to a PID from certain capital gains which are exempt from tax by virtue of the REIT regime; and (v) finally to any remaining Non-PID Dividend.

If the Group ceases to be a REIT, dividends paid by the principal company may nevertheless be PIDs for a transitional period to the extent that they are paid in respect of profits and gains of the Tax Exempt Business earned whilst the Group was a REIT.

3.5 Financial Statements

As mentioned at paragraph 2.4 above, a REIT will be required to prepare Financial Statements for submission to HMRC.

3.6 Interest cover ratio

A tax charge will arise if, in respect of any accounting period, the ratio of the taxable profits (excluding capital gains and before capital allowances) of the Tax Exempt Business, plus the financing costs incurred in respect of the Tax Exempt Business of the Group, to the external financing costs incurred in respect of the Tax Exempt Business of the Group, is less than 1.25. This ratio is calculated by reference to the Financial Statements. The amount (if any) by which the financing costs exceeds the amount of those costs which would cause that ratio to equal 1.25 is chargeable to corporation tax.

Liberty International currently has an interest cover ratio in excess of 1.25 and expects to continue to do so going forward.

3.7 Property development and property trading

A property development by a UK resident Group company can be within the Tax Exempt Business provided certain conditions are met. However, if the costs of the development exceed 30 per cent. of the fair value of the asset at the later of (a) the date on which the relevant company becomes a REIT company and (b) the date of the acquisition of the development property, and the REIT sells the development property within three years of completion, the deemed disposal and reacquisition of the property on entry is disregarded, that part of the entry charge relating to the property is refunded and the property is treated as having been sold in the course of the Residual Business. If a UK resident Group company disposes of a property (whether or not a development property) in the course of a trade, any deemed disposal and reacquisition of the property on entry is disregarded, any part of the entry charge relating to the property is refunded and the property is treated as having been sold in the course of the Residual Business.

Liberty International is a long-term holder of investment property, and so it is expected that the majority of Liberty International's development programme will be within its Tax Exempt Business.

3.8 Certain tax avoidance arrangements

If HMRC believes that a Group company has been involved in certain tax avoidance arrangements, it may cancel the tax advantage obtained and, in addition, impose a tax charge equal to the amount of the tax advantage. These rules apply to both the Residual Business and the Tax Exempt Business. In addition, multiple breaches could lead to loss of REIT status.

3.9 Movement of assets in and out of the Tax Exempt Business

In general, where an asset owned by a UK resident Group company and used for the Tax Exempt Business begins to be used for the Residual Business, there will be a capital gains tax-free step up in the base cost of the property to market value. Where an asset owned by a UK resident Group company and used for the Residual Business begins to be used for the Tax Exempt Business, this will generally constitute a taxable market value disposal of the asset, except for capital allowances purposes. Special rules apply to disposals by way of a trade and to development property.

3.10 Funds awaiting reinvestment

Where an asset used exclusively in the Tax Exempt Business is sold, the legislation provides for the sale proceeds to be treated as assets of the qualifying property rental business for the purposes of the 75 per cent. assets test for two years following the disposal, provided that they are held as cash or cash equivalents. However, any interest earned on that cash is treated as part of the Residual Business and therefore taxable.

3.11 Joint ventures

If one or more Group companies are beneficially entitled, in aggregate, to at least 40 per cent. of the profits available for distribution to equity holders in a joint venture company (the **"JV company"**) and at least 40 per cent. of the assets of the JV company available to equity holders in the event of a winding-up, that JV company is carrying on a property rental business which satisfies the 75 per cent. profits test and the 75 per cent. assets test and certain other conditions are satisfied, the REIT may by giving notice to HMRC elect for the assets and income of the JV company to be included in the Tax Exempt Business for tax purposes. In such circumstances, the income and assets of the JV company will count towards the 90 per cent. distribution test, the 75 per cent. profits test and the 75 per cent. assets test to the extent of the Group's interest in the JV company.

3.12 Tax Exempt Business

There are particular exclusions from the property rental business, including rents from the incidental letting of trading property, owner-occupied property, electric-line wayleaves, pipelines, telecom masts and wind turbines; as well as income from REIT shareholdings.

UK resident members of Group's entering the REIT regime will be deemed to have sold their Tax Exempt Business assets and immediately reacquired them with any gain not giving rise to a chargeable gain for corporation tax purposes (the REIT will therefore benefit from an uplift in the tax base cost of its Tax Exempt Business properties).

The Group's qualifying property rental business is treated for UK tax purposes as a separate business from the pre-entry business, the Group's remaining business and any post-cessation business.

There will be no carry across of losses, for example losses in the Group's qualifying property rental business may not be set-off against profits of the remaining business; but pre-entry losses (excluding those arising on the qualifying property rental business) may be carried forward into the remaining business.

Liberty International does not expect to have any UK qualifying property rental business losses to carry forward into the REIT regime, and so does not expect there to be any negative impact on the Liberty International Group from these rules. The proportion of Tax Exempt Business as a percentage of the entire business of the Liberty International Group is currently expected to amount to around 90 per cent.

3.13 Acquisitions and takeovers

If a REIT is taken over by another REIT, the acquired REIT does not necessarily cease to be a REIT and will, provided the conditions are met, continue to enjoy tax exemptions in respect of the profits of its Tax Exempt Business and capital gains on disposal of properties in the Tax Exempt Business. There is no entry charge as a result of the acquired REIT joining the acquiror's Group and the properties of the acquired REIT are not treated as having been sold and reacquired at market value.

The position is different where a REIT is taken over by an acquiror which is not a REIT. In these circumstances, the acquired REIT is likely in most cases to fail to meet the requirements for being a REIT and will therefore be treated as leaving the REIT regime at the end of the accounting period in which the takeover occurred and ceasing from the end of this accounting period to benefit from tax exemptions on the profits of its Tax Exempt Business and capital gains on disposal of property forming part of its Tax Exempt Business. The properties of UK resident Group companies in the Tax Exempt Business are treated as having been sold and reacquired at market value for the purposes of corporation tax on chargeable gains immediately before the end of the accounting period in which the takeover occurred. These disposals should be tax free as they are deemed to have been made at a time when the target company was still in the REIT regime and future capital gains on the relevant assets will therefore be calculated by reference to a base cost equivalent to this market value.

4. Exit from the REIT regime

The Company can give notice to HMRC that it wants the Liberty International Group to leave the REIT regime at any time.

If the Liberty International Group voluntarily leaves the REIT regime within ten years of joining and disposes of any property or other asset that was involved in its Tax Exempt Business within two years of leaving, any uplift in the tax base cost of the property as a result of the deemed disposal on entry into or leaving the REIT regime is disregarded in calculating the gain or loss on the disposal. However, there is no repayment of the entry charge in these circumstances.

It is important to note that the Company cannot guarantee continued compliance with all of the REIT conditions and that the REIT regime may cease to apply in some circumstances. HMRC may require the Liberty International Group to exit the REIT regime if:

- it regards a breach of the conditions, failure to satisfy the conditions relating to the Tax Exempt Business, or an attempt by the Liberty International Group to avoid tax, as sufficiently serious;
- if the Company has committed a certain number of minor or inadvertent breaches in a specified period; or
- if HMRC has given the Company at least two or more notices in relation to the avoidance of tax within a ten year period.

In addition, if the conditions for REIT status relating to the share capital of the Company and the prohibition on entering into loans with abnormal returns are breached or the Company ceases to be UK resident, becomes dual resident for tax purposes or an open-ended company, or (in certain circumstances) ceases to fulfil the close company condition (which is described in paragraph 2.1.4) or, in certain circumstances, ceases to be listed, the Liberty International Group will automatically lose REIT status. Circumstances outside the Liberty International Group's control could also give rise to a loss of REIT status. Where the Liberty International Group is required to leave the REIT regime within ten years of joining, HMRC has wide powers to direct how it is to be taxed, including in relation to the date on which it is treated as exiting the REIT regime.

The Board retains the right to decide to exit the REIT regime at any time in the future without shareholder consent if it considers this to be in the best interests of the Company and the shareholders.

Part III – Tax Treatment of shareholders after entry into the REIT regime

1. Introduction

The following paragraphs are intended as a general guide only and are based on the Directors' understanding of current UK and South African tax law and HMRC's and the South African fiscal authorities' practice which are subject to change, possibly with retrospective effect. This summary does not constitute advice. The following paragraphs have been prepared on the basis of the Board's current expectation as to how the legislation and guidance on the REIT regime will be finalised. As at the date of this Circular, the detailed guidance on the REIT regime has not yet been finalised by HMRC. Changes to the draft guidance could change the position described below. The following paragraphs relate only to certain limited aspects of the UK and South African taxation treatment of PIDs and Non-PID Dividends paid by the Company, and to disposals of shares in the Company, in each case, after entry into the REIT regime. Except where otherwise indicated, they apply only to shareholders who are both resident and ordinarily resident for tax purposes solely in the UK or South Africa. They apply only to shareholders who are the absolute beneficial owners of both their dividends and their shares in the Company and who hold their shares as investments. They do not apply to Substantial Shareholders, as defined in Part IV of this Circular. They do not apply to certain categories of shareholders, such as dealers in securities or distributions, persons who hold their shares as part of hedging or conversion transactions, persons who hold their shares in connection with a UK branch, agency or permanent establishment, persons who hold their shares by virtue of an interest in any partnership or collective investment schemes. They do not apply to insurance companies, (including life insurance companies), mutual companies, local authorities or Lloyd's members. Except where otherwise indicated in paragraph 3.5.5 below, they do not apply to charities, trustees or pension scheme administrators.

Shareholders who are in any doubt about their tax position, or who are subject to tax in a jurisdiction other than the UK or South Africa, should consult their own appropriate independent professional adviser without delay, particularly concerning their tax liabilities on PIDs, whether they are entitled to claim any repayment of tax, and, if so, the procedure for doing so.

2. Taxation of Non-PID Dividends

Non-PID Dividends paid by the Company will be taxed in the same way as dividends paid by the Company prior to entry into the REIT regime, whether in the hands of individual or corporate shareholders and regardless of where the shareholder is resident for tax purposes.

3. Taxation of PIDs

3.1 UK taxation of shareholders who are UK resident individuals

Subject to certain exceptions, a PID will generally be treated in the hands of shareholders who are individuals as the profit of a single UK property business (as defined in Section 264 of the Income Tax (Trading and Other Income) Act 2005). A PID is, together with any property income distribution from any other company to which Part 4 of the Finance Act 2006 applies, treated as a separate UK property business from any other UK property business (a "different UK property business") carried on by the relevant shareholder. This means that surplus expenses from a shareholder's different UK property business cannot be off-set against a PID as part of a single calculation of the profits of the shareholder's UK property business.

Please see also paragraph 3.5 below.

3.2 UK taxation of UK resident corporate shareholders

Subject to certain exceptions, a PID will generally be treated in the hands of shareholders who are within the charge to corporation tax as profit of a Schedule A business (as defined in Section 15 ICTA). This means that, subject to the availability of any exemptions or reliefs, such shareholders should be liable to corporation tax on income on the entire amount of their PID. A PID is, together with any property income distribution from any other company to which Part 4 of the Finance Act 2006 applies, treated as a separate Schedule A business from any other Schedule A business (a **"different Schedule A business"**) carried on by the relevant shareholder. This means that any surplus expenses from a shareholder's different Schedule A business cannot be off-set against a PID as part of a single calculation of the shareholder's Schedule A profits.

Please see also section 3.5 below.

3.3 South African taxation of South African resident shareholders

PIDs paid to South African resident shareholders will constitute a foreign dividend as envisaged in Section 1 of the South African Income Tax Act, Act 58 of 1962. Such dividends will continue to be exempt from South African income tax under Section 10(1)(k)(ii)(bb) because the company is listed on both the London Stock Exchange and the Johannesburg Stock Exchange, and has more than 10 per cent. of the share capital in the company held collectively by South African resident shareholders. Liberty International currently has approximately 46 per cent. of its share capital registered on the South African branch register.

Please see also section 3.5 below.

3.4 Taxation of shareholders who are not resident for tax purposes in the UK or South Africa

Where a shareholder who is resident outside the UK and South Africa receives a PID, the PID will generally be chargeable to UK income tax as profit of a UK property business and this tax will generally be collected by way of a withholding, subject to any right to claim repayment of any part of the tax withheld under any applicable double tax convention.

Shareholders resident outside the UK and South Africa may also be subject to taxation on PIDs under their own local law. Accordingly, such shareholders are advised to consult their own tax advisers concerning their taxation position.

Please see also section 3.5 below.

3.5 Withholding tax

3.5.1 General

Subject to certain exceptions summarised at 3.5.5 below, the Company is required to withhold tax at source at the basic rate (currently 22 per cent.) from its PIDs. Liberty International will provide shareholders with a certificate setting out the gross amount of the PID, the amount of tax withheld, and the net amount of the PID.

3.5.2 Shareholders solely resident and ordinarily resident in the UK

Where tax has been withheld at source, shareholders may, depending on their individual circumstances, either be liable to further tax on their PID at their applicable marginal rate (in which case, the tax withheld will be set against such shareholder's overall liability to tax), have no further tax to pay, or be entitled to claim repayment of some or all of the tax withheld on their PID. Shareholders who are companies should note that where tax is withheld at source, the tax withheld can be set against their liability to corporation tax in the accounting period in which the PID is received.

3.5.3. Shareholders resident in South Africa

It is not possible for a shareholder to make a claim under a double taxation treaty for a PID to be paid by the Company gross or at a withholding tax rate lower than the basic rate of UK income tax (currently 22 per cent.). Accordingly, except when a corporate shareholder has a permanent establishment in the UK in connection with which the shares are held, PIDs paid to South African resident shareholders will be subject to withholding tax at the full basic rate.

The UK tax that the Company is required to withhold from the payment of PIDs to South African resident shareholders will not be recoverable from the South African Revenue Service as the foreign dividend is exempt from tax in the hands of South African resident shareholders.

Instead, shareholders may be entitled, on application, to a refund from HMRC (under the provisions of the UK/South African double tax treaty) of the tax withheld to the extent that it exceeds the treaty rate of 15 per cent. Shareholders should note that it will be their responsibility each to file their own application for repayment with HMRC in respect of PIDs received net of withholding tax in this way.

If the UK/South African double tax treaty is applicable, the relevant article will be that dealing with company dividends, notwithstanding the way in which the UK treats PIDs for UK tax purposes.

3.5.4 Shareholders who are not resident for tax purposes in the UK or South Africa

It is not possible for a shareholder to make a claim under a double taxation treaty for a PID to be paid by the Company gross or at a withholding tax rate lower than the basic rate of UK income tax (currently 22 per cent.). The right of a shareholder to claim repayment of any part of the tax withheld from a PID will depend on the existence and terms of any double tax convention between the UK and the country in which the shareholder is resident. The relevant article will generally be that dealing with company dividends, notwithstanding the way in which the UK treats PIDs for UK tax purposes.

3.5.5 Exceptions to requirement to withhold tax

Shareholders should note that in certain circumstances the Company must not withhold tax at source from a PID. These include where the Company reasonably believes that the person beneficially entitled to the PID is a company resident for tax purposes in the UK or a charity. They also include where the Company reasonably believes that the PID is paid to the scheme administrator of a registered pension scheme, the sub-scheme administrator of certain pension sub-schemes, the account manager of an Individual Savings Account (ISA), the plan manager of a Personal Equity Plan (PEP), or the account provider for a Child Trust Fund, in each case, provided the Company reasonably believes that the PID will be applied for the purposes of the relevant fund, scheme, account or plan.

In order to pay a PID without withholding tax, the Company will need to be satisfied that the shareholder concerned is entitled to that treatment. For that purpose the Company will require such shareholders to submit a valid claim. Shareholders should note that the Company may seek recovery from shareholders if the statements made in their claim are incorrect and the Company suffers tax as a result. The Company will, in some circumstances, suffer tax if its reasonable belief as to the status of the shareholder turns out to have been mistaken.

4. UK taxation of chargeable gains, stamp duty and stamp duty reserve tax in respect of shares in the company

Subject to paragraph 1 above, the following comments apply to both individual and corporate shareholders, regardless of where such shareholders are resident for tax purposes.

4.1 UK taxation of chargeable gains

Chargeable gains arising on the disposal of shares in the Company once it becomes a REIT will be taxed in the same way as chargeable gains arising on the disposal of shares in the Company prior to entry into the REIT regime. The entry of the Group into the REIT regime will not constitute a disposal of shares in the Company by shareholders for UK chargeable gains purposes.

4.2 UK stamp duty and UK stamp duty reserve tax

A conveyance or transfer on sale or other disposal of shares in the Company following entry into the REIT regime will be subject to UK stamp duty or UK stamp duty reserve tax in the same way as it would have been subject to UK stamp duty or UK stamp duty reserve tax prior to entry into the REIT regime. No UK stamp duty or UK stamp duty reserve tax liability will arise as a result of the entry of the Liberty International Group into the REIT regime.

5. South African taxation on capital gains and transfer taxes in respect of shares in the Company

5.1 South African taxation of capital gains

Any capital gains arising on the disposal of shares in the Company once it becomes a REIT will be taxed in the same way as the capital gains arising on the disposal of shares in the Company prior to entry into the REIT regime. No taxation of capital gains or any other income tax liability will arise to South African resident shareholders as a result of the entry of the Liberty International Group into the REIT regime as this will not be treated as giving rise to a disposal of an asset under the South African fiscal provisions.

5.2 South African transfer taxes

A conveyance or transfer on sale or other disposal of shares in the Company following entry into the REIT regime will be subject to the uncertificated securities tax (the South African equivalent of stamp duty on listed shares) in the same way as it would have been subject to the uncertificated securities tax prior to entry into the REIT regime.

No South African uncertificated securities tax or stamp duty liability will arise as a result of entry of the Liberty International Group into the REIT regime, as this will not be treated as amounting to a transfer of the shares.

Part IV – Description of proposed amendments to the Articles of Association

As explained in the letter from the Chairman, it is proposed that the Articles should be amended in order to enable the Company to demonstrate to HMRC that it has taken reasonable steps to avoid paying a dividend (or making any other distribution) to a Substantial Shareholder.

For these purposes a **"Substantial Shareholder"** is, under current legislation, a company that:

(a) is beneficially entitled, directly or indirectly, to 10 per cent. or more of the Company's dividends;

(b) is beneficially entitled, directly or indirectly, to 10 per cent. or more of the Company's share capital; or

(c) controls, directly or indirectly, 10 per cent. or more of the voting rights of the Company.

Draft HMRC guidance states that shares held as nominee should be disregarded for this purpose.

For the purposes of the above definition, "company" includes any body corporate and certain entities which are deemed to be bodies corporate for the purposes of overseas jurisdictions with which the UK has a double taxation agreement or for the purposes of such double tax agreements.

If a dividend is paid to a Substantial Shareholder and the Company has not taken reasonable steps to avoid doing so, the Company would become subject to a tax charge.

The proposed amendments to the Articles involve the insertion of a new Article (the **"new Article"**). The text of the new Article is set out in Part VI of this Circular.

The new Article:

(a) provides the Directors with powers to identify Substantial Shareholders;

(b) prohibits the payment of dividends on shares that form part of a Substantial Shareholding, unless certain conditions are met;

(c) allows dividends to be paid on shares that form part of a Substantial Shareholding where the shareholder has disposed of its rights to dividends on its shares; and

(d) seeks to ensure that if a dividend is paid on shares that form part of a Substantial Shareholding and arrangements of the kind referred to in (c) are not met, the Substantial Shareholder concerned does not become beneficially entitled to that dividend.

References in this Part to a **"Substantial Shareholding"** are to the shares in respect of which a Substantial Shareholder is entitled to dividends, directly or indirectly, and/or to which a Substantial Shareholder is beneficially entitled, directly or indirectly; and/or the votes attached to which are controlled, directly or indirectly, by the Substantial Shareholder. References in this Part IV to dividends include other distributions.

The effect of the new Article is explained in more detail below:

1. Identification of Substantial Shareholders

The share register of the Company records the legal owner and the number of shares they own in the Company but does not identify the persons who are beneficial owners of the shares or are entitled to control the voting rights attached to the shares or are beneficially entitled to dividends. While the requirements for the notification of interests in shares provided in Part VI of the Companies Act and the Board's rights to require disclosure of such interests (pursuant to Section 212 of the Companies Act and Article 70 of the Company's Articles of Association) should assist in the identification of Substantial Shareholders, those provisions are not on their own sufficient.

Accordingly, the new Article will require a Substantial Shareholder and any registered shareholder holding shares on behalf of a Substantial Shareholder to notify the Company if his shares form part of a Substantial Shareholding. Such a notification must be given within two business days. If a person is a Substantial Shareholder at the date the new Article is adopted, that Substantial Shareholder (and any registered shareholder holding shares on its behalf) must give such a notice within two business days after the date the new Article is adopted. The new Article gives the Board the right to require any person to provide information in relation to any shares in order to determine whether the shares form part of a Substantial Shareholding.

If the required information is not provided within the time specified (which would be seven days after a request is made or such other period as the Board may decide), the Board would be entitled to impose sanctions, including withholding dividends (as described in paragraph 2 below) and/or requiring the transfer of the shares to another person who is not, and does not thereby become, a Substantial Shareholder (as described in paragraph 5 below).

2. Preventing payment of a dividend to a Substantial Shareholder

The new Article provides that a dividend will not be paid on any shares that the Board believes may form part of a Substantial Shareholding unless the Board is satisfied that the Substantial Shareholder is not beneficially entitled to the dividend.

If in these circumstances payment of a dividend is withheld, the dividend will be paid subsequently if the Board is satisfied that:

2.1 the Substantial Shareholder concerned is not beneficially entitled to the dividends (see also paragraph 3 below);

2.2 the shareholding is not part of a Substantial Shareholding;

2.3 all or some of the shares and the right to the dividend have been transferred to a person who is not, and does not thereby become, a Substantial Shareholder (in which case the dividends would be paid to the transferee); or

2.4 sufficient shares have been transferred (together with the right to the dividends) such that the shares retained are no longer part of a Substantial Shareholding (in which case the dividends would be paid on the retained shares).

For this purpose references to the "transfer" of a share include the disposal (by any means) of beneficial ownership of, control of voting rights in respect of and beneficial entitlement to dividends in respect of, that share.

3. Payment of a dividend where rights to it have been transferred

The new Article provides that dividends may be paid on shares that form part of a Substantial Shareholding if the Board is satisfied that the right to the dividend has been transferred to a person who is not, and does not thereby become, a Substantial Shareholder and the Board may be satisfied that the right to the dividend has been transferred if it receives a certificate containing appropriate confirmations and assurances from the Substantial Shareholder. Such a certificate may apply to a particular dividend or to all future dividends in respect of shares forming part of a specified Substantial Shareholding, until notice rescinding the certificate is received by the Company. A certificate that deals with future dividends will include undertakings by the person providing the certificate:

3.1 to ensure that the entitlement to future dividends will be disposed of; and

3.2 to inform the Company immediately of any circumstances which would render the certificate no longer accurate.

The Directors may require that any such certificate is copied or provided to such persons as they may determine, including HMRC.

If the Board believes a certificate given in these circumstances is or has become inaccurate, then it will be able to withhold payment of future dividends (as described in paragraph 2 above). In addition, the Board may require a Substantial Shareholder to pay to the Company the amount of any tax payable (and other costs incurred) as a result of a dividend having been paid to a Substantial Shareholder in reliance on the inaccurate certificate. The Board may (as described in paragraph 5 below) arrange for the sale of the relevant shares and retain any such amount from the proceeds. Any such amount may also be recovered out of dividends to which the Substantial Shareholder concerned may become entitled in the future.

Certificates provided in the circumstances described above will be of considerable importance to the Company in determining whether dividends can be paid. If the Company suffers loss as a result of any misrepresentation or breach of undertaking given in such a certificate, it may seek to recover damages directly from the person who has provided it.

The effect of these provisions is that there is no restriction on a person becoming or remaining a Substantial Shareholder provided that the person who does so makes appropriate arrangements to divest itself of the entitlement to dividends.

4. Trust arrangements where rights to dividends have not been disposed of by Substantial Shareholder

The new Article provides that if a dividend is in fact paid on shares forming part of a Substantial Shareholding (which might occur, for example, if a Substantial Shareholding is split among a number of nominees and is not notified to the Company prior to a dividend payment date) the dividends so paid are to be held on trust by the recipient for any persons (none of whom is a Substantial Shareholder) nominated by the Substantial Shareholder concerned. The persons nominated as the beneficiary could be the purchasers of the shares if the Substantial Shareholder is in the process of selling down their holding so as not to cause the Company to breach the Substantial Shareholder rule. If the Substantial Shareholder does not nominate anyone within 12 years, the dividend concerned will be held on trust for the Company or such other persons as the Directors may determine.

If the recipient of the dividend passes it on to another Substantial Shareholder without being aware that the shares in respect of which the dividend was paid were part of a Substantial Shareholding, the original recipient will have no liability as a result. However, the Substantial Shareholder who receives the dividend should do so subject to the terms of the trust and as a result may not claim to be beneficially entitled to those dividends.

5. Mandatory sale of Substantial Shareholdings

The new Article also allows the Board to require the disposal of shares forming part of a Substantial Shareholding if:

5.1 a Substantial Shareholder has been identified and a dividend has been announced or declared and the Board has not been satisfied that the Substantial Shareholder has transferred the right to the dividend (or otherwise is not beneficially entitled to it);

5.2 there has been a failure to provide information requested by the Board; or

5.3 any information provided by any person proves materially inaccurate or misleading.

If a disposal of shares required by the Board is not completed within the timeframe specified by the Board or the Company incurs a charge to tax as a result of a dividend having been paid on a Substantial Shareholding, the Board may arrange for the sale of the relevant shares.

6. Takeovers

The new Article does not prevent a person from acquiring control of the Company through a takeover or otherwise, although as explained in Part II of this Circular, such an event may cause the Liberty International Group to cease to qualify as a REIT.

7. Other

The new Article gives the Company power to require any shareholder who applies to be paid dividends without any tax being withheld to provide such certificate as the Board may require to establish the shareholder's entitlement to that treatment.

As a matter of company law, the Articles may be amended by Special Resolution passed by the shareholders in the future. However, shareholders should note that there has been specifically included in the new Article reference to the possibility of a change to the Articles to give powers to the Directors to ensure that the Company can comply with the close company condition described in paragraph 2.1.4 of Part II of this Circular, which powers may include the ability to arrange for the sale of shares on behalf of shareholders.

Part V – Details of the Extraordinary General Meeting

1. Extraordinary General Meeting

An Extraordinary General Meeting will be held at 40 Broadway, London SW1H 0BT, United Kingdom at 11.00 a.m. on 18 December 2006 for the purpose of approving the amendments to the Articles. An explanation of the proposed new Article is set out Part IV.

Notice of the Extraordinary General Meeting is set out at Part VIII of this Circular and you will find enclosed with this Circular a form of proxy for use in connection with the Extraordinary General Meeting.

2. Actions to be taken

2.1 United Kingdom shareholders

Whether or not shareholders propose to attend the Extraordinary General Meeting, it is important that they complete, sign and return the enclosed form of proxy. The completion and return of a form of proxy will not preclude shareholders from attending and voting at the Extraordinary General Meeting should they wish to do so.

Shareholders registered on the United Kingdom section of the register may submit their proxy votes by post, by courier or by hand if they prefer. To be valid, the form of proxy must be received by the Company's registrar not later than 48 hours before the time of the Extraordinary General Meeting by sending it to the reply-paid address shown on the form of proxy or to Capita Registrars at The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.

Alternatively, United Kingdom shareholders whose shares are held in certificated form may prefer to give their instructions electronically via the registrar's website: www.capitaregistrars.com, or, if their shares are held in CREST, they may give their instructions via the CREST system as detailed in the notes to the Notice of Extraordinary General meeting, set out in Part VIII of this Circular.

2.2 South African shareholders

Shareholders registered on the South African section of the register should return the form of proxy to the reply-paid address shown on the form of proxy or to Computershare Investor Services 2004 (Pty) Ltd, 70 Marshall Street, Johannesburg, 2001, South Africa (postal address: PO Box 61051, Marshalltown 2107, South Africa), by not later than 48 hours before the time of the Extraordinary General Meeting, unless the shares are held through a Central Securities Depositary Participant (CSDP) or broker, in which case the proxy voting instruction is to be provided to the CSDP or broker (as applicable) in sufficient time to permit the CSDP or broker to advise the registrar no later than 48 hours before the Extraordinary General Meeting. The completion and return of a form of proxy will not prevent shareholders from attending and voting at the Extraordinary General Meeting in person if they wish.

3. Resolution

The Resolution set out in the Notice of Extraordinary General Meeting at Part VIII of this Circular specifies the formal authority being sought to effect the proposals detailed in this Circular. The resolution approves and effects the amendment of the Articles of Liberty International with effect from the date the Company converts to a REIT, such amendments being considered by the Directors as appropriate in order to ensure that Liberty International can take reasonable steps to prevent dividends from being paid to certain shareholders who are or become a holder of 10 per cent. or more of its shares.

Part VI – Text of proposed new article

If the Resolution is passed, the following text will be inserted as a new Article 131A of the Company with effect from (and including) the first day of the first accounting period in respect of which the Company has given a valid notice under section 109 of the Finance Act 2006:

"131A. Real Estate Investment Trust

Cardinal principle

131A.1 It is a cardinal principle that, for so long as the Company is the principal company of a real estate investment trust ("**REIT**") for the purposes of Part 4 of the Finance Act 2006, as such Part may be modified, supplemented or replaced from time to time, no member of the Group should be liable to pay tax under Regulation 10 of The Real Estate Investment Trusts (Breach of Conditions) Regulations 2006 (as such regulations may be modified, supplemented or replaced from time to time) on or in connection with the making of a Distribution.

131A.2 This Article supports such cardinal principle by, among other things, imposing restrictions and obligations on the shareholders of the Company and, indirectly, certain other Persons who may have an interest in the Company, and shall be construed accordingly so as to give effect to such cardinal principle.

Definitions and interpretation

131A.3 For the purposes of this Article, the following words and expressions shall bear the following meanings:

- **"business day"** means a day (not being a Saturday or Sunday) on which banks are normally open for business in London;
- **"Distribution"** means any dividend or other distribution on or in respect of the shares of the Company and references to a Distribution being paid include a distribution not involving a cash payment being made;
- **"Distribution Transfer"** means a disposal or transfer (however effected) by a Person of his rights to a Distribution from the Company such that he is not beneficially entitled (directly or indirectly) to such a Distribution and no Person who is so entitled subsequent to such disposal or transfer (whether the immediate transferee or not and whether as a result of the transfer or not) is a Substantial Shareholder;
- **"Distribution Transfer Certificate"** means a certificate in such form as the Directors may specify from time to time to the effect that the relevant Person has made a Distribution Transfer, which certificate may be required by the Directors to satisfy them that a Substantial Shareholder is not beneficially entitled (directly or indirectly) to a Distribution;
- **"Excess Charge"** means, in relation to a Distribution which is paid or payable to a Person, all tax or other amounts which the Directors consider may become payable by the Company or any other member of the Group under Regulation 10 of The Real Estate Investment Trusts (Breach of Conditions) Regulations 2006 (as such regulations may be modified, supplemented or replaced from time to time) and any interest, penalties, fines or surcharge attributable to such tax as a result of such Distribution being paid to or in respect of that Person;
- **"Group"** means the Company and the other companies in its group for the purposes of Section 134 of the Finance Act 2006 (as such section may be modified, supplemented or replaced from time to time);
- **"HMRC"** means HM Revenue & Customs;
- **"interest in the Company"** includes, without limitation, an interest in a Distribution made or to be made by the Company;

- **"Person"** means a natural person, a corporation, partnership or other entity or organisation of any kind and wherever domiciled;
- **"Relevant Registered Shareholder"** means a shareholder who holds all or some of the shares in the Company that comprise a Substantial Shareholding (whether or not a Substantial Shareholder);
- **"Reporting Obligation"** means any obligation from time to time of the Company to provide information or reports to HMRC as a result of or in connection with the Company's status as a REIT;
- **"Substantial Shareholding"** means the shares in the Company in relation to which or by virtue of which (in whole or in part) a Person is a Substantial Shareholder;
- **"Substantial Shareholder"** means any Person whose interest in the Company, whether legal or beneficial, direct or indirect, may cause any member of the Group to be liable to pay tax under Regulation 10 of The Real Estate Investment Trusts (Breach of Conditions) Regulations 2006 (as such regulations may be modified, supplemented or replaced from time to time) on or in connection with the making of a Distribution to or in respect of such Person including, at the date of adoption of this Article, any holder of excessive rights as defined in The Real Estate Investment Trusts (Breach of Conditions) Regulations 2006 (as such regulations may be modified, supplemented or replaced from time to time).

131A.4 Where under this Article any certificate or declaration may be or is required to be provided by any Person (including, without limitation, a Distribution Transfer Certificate), such certificate or declaration may be required by the Directors (without limitation):

- to be addressed to the Company, the Directors or such other Persons as the Directors may determine (including HMRC);
- to include such information as the Directors consider is required for the Company to comply with any Reporting Obligation;
- to contain such legally binding representations and obligations as the Directors may determine;
- to include an undertaking to notify the Company if the information in the certificate or declaration becomes incorrect, including prior to such change;
- to be copied or provided to such Persons as the Directors may determine (including HMRC); and
- to be executed in such form (including as a deed or deed poll) as the Directors may determine.

131A.5 This Article shall apply notwithstanding any provisions to the contrary in any other Article (including, without limitation, Articles 122 to 131 (Dividends)).

Notification of Substantial Shareholder and other status

131A.6 Each shareholder and any other relevant Person shall serve notice in writing on the Company at the Registered Office on:

(a) him becoming a Substantial Shareholder or him being a Substantial Shareholder on the date this Article comes into effect (together with the percentage of voting rights, share capital or dividends he controls or is beneficially entitled to, details of the identity of the shareholder(s) who hold(s) the relevant Substantial Shareholding and such other information, certificates or declarations as the Directors may require from time to time);

(b) him becoming a Relevant Registered Shareholder or being a Relevant Registered Shareholder on the date this Article comes into effect (together with such details of the relevant Substantial Shareholder and such other information, certificates or declarations as the Directors may require from time to time); and

(c) any change to the particulars contained in any such notice, including on the relevant Person ceasing to be a Substantial Shareholder or a Relevant Registered Shareholder.

Any such notice shall be delivered by the end of the second business day after the day on which the Person becomes a Substantial Shareholder or a Relevant Registered Shareholder (or the date this Article comes into effect, as the case may be) or the change in relevant particulars or within such shorter or longer period as the Directors may specify from time to time.

131A.7 The Directors may at any time give notice in writing to any Person requiring him, within such period as may be specified in the notice (being seven days from the date of service of the notice or such shorter or longer period as the Directors may specify in the notice), to deliver to the Company at the Registered Office such information, certificates and declarations as the Directors may require to establish whether or not he is a Substantial Shareholder or a Relevant Registered Shareholder or to comply with any Reporting Obligation. Each such Person shall deliver such information, certificates and declarations within the period specified in such notice.

Distributions in respect of Substantial Shareholdings

131A.8 In respect of any Distribution, the Directors may, if the Directors determine that the condition set out in Article 131A.9 is satisfied in relation to any shares in the Company, withhold payment of such Distribution on or in respect of such shares. Any Distribution so withheld shall be paid as provided in Article 131A.10 and until such payment the Persons who would otherwise be entitled to the Distribution shall have no right to the Distribution or its payment.

131A.9 The condition referred to in Article 131A.8 is that, in relation to any shares in the Company and any Distribution to be paid or made on and in respect of such shares:

(a) the Directors believe that such shares comprise all or part of a Substantial Shareholding of a Substantial Shareholder; and

(b) the Directors are not satisfied that such Substantial Shareholder would not be beneficially entitled to the Distribution if it was paid,

and, for the avoidance of doubt, if the shares comprise all or part of a Substantial Shareholding in respect of more than one Substantial Shareholder this condition is not satisfied unless it is satisfied in respect of all such Substantial Shareholders.

131A.10 If a Distribution has been withheld on or in respect of any shares in the Company in accordance with Article 131A.8, it shall be paid as follows:

(a) if it is established to the satisfaction of the Directors that the condition in Article 131A.9 is not satisfied in relation to such shares, the whole amount of the Distribution withheld shall be paid; and

(b) if the Directors are satisfied that sufficient interests in all or some of the shares concerned have been transferred to a third party so that such transferred shares no longer form part of the Substantial Shareholding, the Distribution attributable to such shares shall be paid (provided the Directors are satisfied that following such transfer such shares concerned do not form part of a Substantial Shareholding); and

(c) if the Directors are satisfied that as a result of a transfer of interests in shares referred to in (b) above the remaining shares no longer form part of a Substantial Shareholding, the Distribution attributable to such shares shall be paid.

In this Article 131A.10, references to the "transfer" of a share include the disposal (by any means) of beneficial ownership of, control of voting rights in respect of and beneficial entitlement to dividends in respect of, that share.

131A.11 A Substantial Shareholder may satisfy the Directors that he is not beneficially entitled to a Distribution by providing a Distribution Transfer Certificate. The Directors shall be entitled to (but shall not be bound to) accept a Distribution Transfer Certificate as evidence of the matters therein stated and the Directors shall be entitled to require such other information, certifications or declarations as they think fit.

131A.12 The Directors may withhold payment of a Distribution on or in respect of any shares in the Company if any notice given by the Directors pursuant to Article 131A.7 in relation to such shares shall not have been complied with to the satisfaction of the Directors within the period specified in such notice. Any Distribution so withheld will be paid when the notice is complied with to the satisfaction of the Directors unless the Directors withhold payment pursuant to Article 131A.8 and until such payment the Persons who would otherwise be entitled to the Distribution shall have no right to the Distribution or its payment.

131A.13 If the Directors decide that payment of a Distribution should be withheld under Articles 131A.8 or 131A.12, they shall within five business days give notice in writing of that decision to the Relevant Registered Shareholder.

131A.14 If any Distribution shall be paid on a Substantial Shareholding and an Excess Charge becomes payable, the Substantial Shareholder shall pay the amount of such Excess Charge and all costs and expenses incurred by the Company in connection with the recovery of such amount to the Company on demand by the Company. Without prejudice to the right of the Company to claim such amount from the Substantial Shareholder, such recovery may be made out of the proceeds of any disposal pursuant to Article 131A.21 or out of any subsequent Distribution in respect of the shares to such Person or to the shareholders of all shares in relation to or by virtue of which the Directors believe that Person has an interest in the Company (whether that Person is at that time a Substantial Shareholder or not).

Distribution trust

131A.15 If a Distribution is paid on or in respect of a Substantial Shareholding (except where the Distribution is paid in circumstances where the Substantial Shareholder is not beneficially entitled to the Distribution), the Distribution and any income arising from it shall be held by the payee or other recipient to whom the Distribution is transferred by the payee on trust absolutely for the Persons nominated by the Substantial Shareholder under Article 131A.16 in such proportions as the Substantial Shareholder shall in the nomination direct or, subject to and in default of such nomination being validly made within 12 years after the date the Distribution is made, for the Company or such other Persons as may be nominated by the Directors from time to time.

131A.16 The Substantial Shareholder of shares of the Company in respect of which a Distribution is paid shall be entitled to nominate in writing any two or more Persons (not being Substantial Shareholders) to be the beneficiaries of the trust on which the Distribution is held under Article 131A.15 and the Substantial Shareholder may in any such nomination state the proportions in which the Distribution is to be held on trust for the nominated Persons, failing which the Distribution shall be held on trust for the nominated Persons in equal proportions. No Person may be nominated under this Article who is or would, on becoming a beneficiary in accordance with the nomination, become a Substantial Shareholder. If the Substantial Shareholder making the nomination is not by virtue of Article 131A.15 the trustee of the trust, the nomination shall not take effect until it is delivered to the Person who is the trustee.

131A.17 Any income arising from a Distribution which is held on trust under Article 131A.15 shall until the earlier of (i) the making of a valid nomination under Article 131A.16 and (ii) the expiry of the period of 12 years from the date when the Distribution is paid be accumulated as an accretion to the Distribution. Income shall be treated as arising when payable, so that no apportionment shall take place.

131A.18 No Person who by virtue of Article 131A.15 holds a Distribution on trust shall be under any obligation to invest the Distribution or to deposit it in an interest-bearing account.

131A.19 No Person who by virtue of Article 131A.15 holds a Distribution on trust shall be liable for any breach of trust unless due to his own fraud or wilful wrongdoing or, in the case of an incorporated Person, the fraud or wilful wrongdoing of its directors, officers or employees.

Obligation to dispose

131A.20 If at any time, the Directors believe that:

(a) in respect of any Distribution declared or announced, the condition set out in Article 131A.9 is satisfied in respect of any shares in the Company in relation to that Distribution;

(b) a notice given by the Directors pursuant to Article 131A.7 in relation to any shares in the Company has not been complied with to the satisfaction of the Directors within the period specified in such notice; or

(c) any information, certificate or declaration provided by a Person in relation to any shares in the Company for the purposes of the preceding provisions of this Article 131A was materially inaccurate or misleading,

the Directors may give notice in writing (a "**Disposal Notice**") to any Persons they believe are Relevant Registered Shareholders in respect of the relevant shares requiring such Relevant Registered Shareholders within 21 days of the date of service of the notice (or such longer or shorter time as the Directors consider to be appropriate in the circumstances) to dispose of such number of shares as the Directors may in such notice specify or to take such other steps as will cause the condition set out in Article 131A.9 no longer to be satisfied. The Directors may, if they think fit, withdraw a Disposal Notice.

131A.21 If:

(a) the requirements of a Disposal Notice are not complied with to the satisfaction of the Directors within the period specified in the relevant notice and the relevant Disposal Notice is not withdrawn; or

(b) a Distribution is paid on a Substantial Shareholding and an Excess Charge becomes payable;

the Directors may arrange for the Company to sell all or some of the shares to which the Disposal Notice relates or, as the case may be, that form part of the Substantial Shareholding concerned. For this purpose, the Directors may make such arrangements as they deem appropriate. In particular, without limitation, they may authorise any officer or employee of the Company to execute any transfer or other document on behalf of the holder or holders of the relevant share and, in the case of a share in uncertificated form, may make such arrangements as they think fit on behalf of the relevant holder or holders to transfer title to the relevant share through a relevant system.

131A.22 Any sale pursuant to Article 131A.20 above shall be at the price which the Directors consider is the best price reasonably obtainable and the Directors shall not be liable to the holder or holders of the relevant share for any alleged deficiency in the amount of the sale proceeds or any other matter relating to the sale.

131A.23 The net proceeds of the sale of any share under Article 131A.21 (less any amount to be retained pursuant to Article 131A.14 and the expenses of sale) shall be paid over by the Company to the former holder or holders of the relevant share upon surrender of any certificate or other evidence of title relating to it, without interest. The receipt of the Company shall be a good discharge for the purchase money.

131A.24 The title of any transferee of shares shall not be affected by an irregularity or invalidity of any actions purportedly taken pursuant to this Article 131A.

General

131A.25 The Directors shall be entitled to presume without enquiry, unless any Director has reason to believe otherwise, that a Person is not a Substantial Shareholder or a Relevant Registered Shareholder.

131A.26 The Directors shall not be required to give any reasons for any decision or determination (including any decision or determination not to take action in respect of a particular Person) pursuant to this Article and any such determination or decision shall be final and binding on all Persons unless and until it is revoked or changed by the Directors. Any disposal or transfer made or other thing done by or on behalf of the Board or any Director pursuant to this Article shall be binding on all Persons and shall not be open to challenge on any ground whatsoever.

131A.27 Without limiting their liability to the Company, the Directors shall be under no liability to any other Person, and the Company shall be under no liability to any shareholder or any other Person, for identifying or failing to identify any Person as a Substantial Shareholder or a Relevant Registered Shareholder.

131A.28 The Directors shall not be obliged to serve any notice required under this Article upon any Person if they do not know either his identity or his address. The absence of service of such a notice in such circumstances or any accidental error in or failure to give any notice to any Person upon whom notice is required to be served under this Article shall not prevent the implementation of or invalidate any procedure under this Article.

131A.29 The provisions of Articles 139 to 146 shall apply to the service upon any Person of any notice required by this Article, mutatis mutandis in the case of Persons who are not shareholders.

131A.30 Any notice required or permitted to be given pursuant to this Article may relate to more than one share and shall specify the share or shares to which it relates.

131A.31 The Directors may require from time to time any Person who is or claims to be a Person to whom a Distribution may be paid without deduction of tax under Regulation 7 of The Real Estate Investment Trusts (Assessment and Recovery of Tax) Regulations 2006 (as such regulations may be modified, supplemented or replaced from time to time) to provide such certificates or declarations as they may require from time to time.

131A.32 This Article may be amended by Special Resolution from time to time, including to give powers to the Directors to take such steps as they may require in order to ensure that the Company can satisfy Condition 4 of Section 106 of the Finance Act 2006 (as such section may be modified, supplemented or replaced from time to time) which relates to close company status, which powers may include the ability to arrange for the sale of shares on behalf of shareholders."

Part VII – Definitions

"Articles"	means the Articles of Association of Liberty International;
"Board"	means the Board of Directors of Liberty International;
"Business Day"	means a day (other than a Saturday, Sunday or public holiday) on which pounds sterling deposits may be dealt in on the London inter-bank market and on which commercial banks are open for general business in London;
"Companies Act"	means the Companies Act 1985, as amended;
"Company"	means Liberty International PLC;
"Directors"	means the directors of Liberty International;
"entry charge"	means the charge payable under Section 112 of the Finance Act 2006 by Liberty International on converting to a REIT;
"Extraordinary General Meeting"	means the extraordinary general meeting of Liberty International to be held on 18 December 2006;
"Financial Statements"	means additional financial statements which must be prepared by the principal company of a REIT, containing the information specified by and in accordance with the REIT regime;
"form of proxy"	means the proxy form enclosed with this Circular for use by shareholders in connection with the Extraordinary General Meeting;
"Group"	means a principal company and all of its "75 per cent. subsidiaries" and any of their 75 per cent. subsidiaries and so on, provided that the principal company in the group is beneficially entitled to more than 50 per cent. of the subsidiary's profits which are available for distribution to equity holders of the subsidiary, and more than 50 per cent. of any assets of the subsidiary available for distribution to its equity holders on a winding-up. A company is a "75 per cent. subsidiary" of another if the other is the beneficial owner (directly or indirectly) of at least 75 per cent. of its ordinary share capital;
"HMRC"	means HM Revenue & Customs;
"ICTA"	means the Income and Corporation Taxes Act 1988;
"Johannesburg Stock Exchange"	means JSE Limited;
"Liberty International"	means Liberty International PLC;
"Liberty International Group"	means the Group of which Liberty International is the principal company;
"London Stock Exchange"	means London Stock Exchange plc;
"Non-PID Dividend"	means any dividend received by a shareholder of the Company that is not a PID;
"PID"	means a dividend received by a shareholder of a REIT in respect of profits and gains of the Tax Exempt Business;
"principal company"	means the parent company of a Group, and in the case of the Liberty International Group, the Company;

"property rental business"	means a Schedule A business within the meaning of Section 832(1) ICTA or an overseas property business within the meaning of Section 70A(4) ICTA, but, in each case, subject to specified exclusions listed in Schedule 16 of the Finance Act 2006;
"qualifying property rental business"	means a property rental business fulfilling conditions 1 to 3 of Section 107 of the Finance Act 2006 as modified by paragraph 6 of Schedule 17 to the Finance Act 2006;
"Real Estate Investment Trust" or "REIT"	means a Real Estate Investment Trust as defined in Part 4 of the Finance Act 2006;
"REIT regime"	means the provisions contained in Part 4 of the Finance Act 2006 and the regulations made thereunder;
"Residual Business"	means the Group's business which is not included in the Tax Exempt Business;
"Resolution"	means the special resolution to be proposed at the Extraordinary General Meeting as set out in the notice of Extraordinary General Meeting at the end of this Circular;
"shareholder(s)"	means the holder(s) of shares;
"shares"	means ordinary shares with a nominal value of 50 pence each in the capital of Liberty International; and
"Tax Exempt Business"	means the qualifying property rental business of UK resident Group companies and the qualifying property rental business in the UK of non-UK resident Group companies.

Part VIII – Notice of Extraordinary General Meeting

Liberty International PLC

(the "**Company**")

(Registered in England and Wales – No. 3685527)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Liberty International PLC will be held at 40 Broadway, London SW1H 0BT United Kingdom on 18 December 2006 at 11.00 a.m. (London time) to consider and, if thought fit, pass the following resolution as a Special Resolution:

Special Resolution

THAT with effect from (and including) the first day of the first accounting period, as defined in Section 12 of the Income and Corporation Taxes Act 1988, following the date of this resolution in respect of which the Company has given a valid notice under Section 109 of the Finance Act 2006, the Articles of Association be and they are hereby amended by the insertion of the text set out in Part VI of the Circular from the Company dated 22 November 2006 as a new Article 131A following Article 131.

By Order of the Board

Susan Folger
Company Secretary

22 November 2006

Notes:

1. A member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. A form of proxy is enclosed for use by shareholders. In order to be valid, an appointment of proxy must be returned by one of the following methods:
   - In hard copy form by post, by courier or by hand to the appropriate company registrar; or
   - Electronically for members on the UK section of the register through the registrar's website: www.capitaregistrars.com; or
   - In the case of CREST members, by utilising the procedure set out below under the heading "FOR CREST MEMBERS ONLY"; or
   - In the case of STRATE members holding their shares through a CSDP or broker, by providing the proxy voting instruction to the CSDP or broker (as applicable).

   To be valid, proxies must be received no later than 48 hours before the time of the Extraordinary General Meeting. Where shares are held via CSDP or brokers, proxy voting instructions must be provided in sufficient time to permit the CSDP or broker to advise the registrar no later than 48 hours before the Extraordinary General Meeting. Appointment of a proxy does not preclude a shareholder from attending the Extraordinary General Meeting and voting in person.
2. The company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered on the register of members of the company as at 6.00 p.m. on 15 December 2006 shall be entitled to attend and vote at the aforesaid Extraordinary General Meeting in respect of the number of shares registered in their name at that time or if the meeting is adjourned 48 hours before the time fixed for the adjourned meeting (as the case may be). In each case, changes to entries on the register of members after such time shall be disregarded in determining the rights of any person to attend or vote at the meeting.
3. The proposed amended Articles of Association are available for inspection at the registered office of the company during normal business hours, and will be available for inspection at 40 Broadway, London SW1H 0BT, United Kingdom at least 15 minutes prior to the commencement of, and during the continuance of, the Extraordinary General Meeting.

FOR CREST MEMBERS ONLY:

CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for the Extraordinary General Meeting to be held on 18 December 2006 and any adjournment(s) thereof by utilising the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a "*CREST Proxy Instruction*") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID RA10) by the latest time(s) for receipt of proxy appointments specified in this notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Company's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to a proxy appointed through CREST should be communicated to it by other means. The company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take such action (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s) such action) as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.